TRINIDAD
ENERGY SERVICES INCOME TRUST



82-34867


SEC MAIL PROCESSING
RECEIVED
APR 15 2005
WASH. D.C.
185
SECTION

April 7th, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Filing Desk

Re: Trinidad Energy Services Income Trust

SUPPL

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's Fee Rule FORM 13-502F1, a copy of the Information Circular, the Notice of Annual General Meeting and Special Meeting as well as the instrument of Proxy for these meetings, a Form 1 submission – Change in Issued and Outstanding Securities, a Form 5 submission – Dividend/Distribution Declaration and news releases for March 16, 2005 and March 28, 2005. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Very truly yours,

Jenna Francom, per

E. Tara Wood
Executive Assistant

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

4/20

600, 333 - 5th Avenue SW, Calgary, AB T2P 3B6 Phone: 403.265.6525 Fax: 403.265.4168
TSX Symbol: TDG.UN **Website:** www.trinidaddrilling.com

FEE RULE

FORM 13-502F1

ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: **Trinidad Energy Services Income Trust**



SEC MAIL PROCESSING
RECEIVED
APR 1 5 2005
WASH. D.C.
185
SECTION

Financial Year Ending, used in calculating the participation fee: **December 31, 2004**

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers - Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		45,898,116
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	10.44
Market value of class or series	=	479,176,331
		______(A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)		______(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**		______(B)
(Repeat for each class or series of corporate debt or preferred shares)		______(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =		479,176,331
Total fee payable in accordance with Appendix A of the Rule		25,000

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ____________

$$\frac{\text{Total Fee Payable} \times \text{Number of entire months remaining in the issuer's financial year}}{12}$$

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ____________

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ____________

Contributed surplus ____________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ____________

Long term debt (including the current portion) ____________

Capital leases (including the current portion) ____________

Minority or non-controlling interest ____________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ____________

Any other item forming part of shareholders' equity and not set out specifically above ____________

Total Capitalization ____________

Total Fee payable pursuant to Appendix A of the Rule ____________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ____________

Total Fee Payable × Number of entire months remaining in the issuer's financial year

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ____________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:

If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):

Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ____________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ____________

Percentage of the class registered in the name of an Ontario person X ____________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ____________

Capitalization (add market value of all classes and series of securities) ____________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ____________

Contributed surplus ____________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ____________

Long term debt (including the current portion) ____________

Capital leases (including the current portion) ____________

Minority or non-controlling interest ____________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ____________

Any other item forming part of shareholders' equity and not set out specifically above ____________

Percentage of the outstanding equity securities registered in the name of an Ontario person X ____________

Capitalization ____________

Total Fee payable pursuant to Appendix A of the Rule ____________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ____________

$$\frac{\text{Total Fee Payable} \times \text{Number of entire months remaining in the issuer's financial year}}{12}$$ ____________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ____________

Notes and Instructions

1. This participation fee is payable by reporting issuers, except in the case of investment funds. An investment fund that is a reporting issuer and that has an investment fund manger does not pay a corporate finance participation fee. The only investment funds that pay a corporate finance participation fee are those that are reporting issuers and that do not have an investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the daily noon exchange rate in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

TRINIDAD ENERGY SERVICES INCOME TRUST

INFORMATION CIRCULAR

For the Annual General and Special Meeting of Unitholders to be held on Wednesday, May 5, 2005

PROXIES

Solicitation and Appointment of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by Trinidad Energy Services Income Trust (the "**Trust**") for use at the Annual General and Special Meeting of the holders (the "**Unitholders**") of trust units (the "**Trust Units**") of the Trust to be held on Thursday, May 5, 2005, at 10:00 a.m. (Calgary time) at the Viking Room, Calgary Petroleum Club, 319 – 5th Avenue S. W., Calgary, Alberta, and at any adjournment thereof (the "**Meeting**"), for the purposes set forth in the accompanying Notice of Annual General and Special Meeting (the "**Notice of Meeting**"). Proxies must be delivered to Valiant Trust Company, #310, 606 – 4th Street S.W. Calgary, AB T2P 1T1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting. Only a Unitholder of record at the close of business on March 28, 2005 (the "**Record Date**"), will be entitled to vote at the Meeting.

The Trust has outstanding two types of securities that entitle holders to vote generally at meetings of Unitholders: Trust Units and special voting units (the "**Special Voting Units**"). The Special Voting Units were issued to Valiant Trust Company (the "**Exchangeable Shares Trustee**") as trustee under a voting and exchange trust agreement for the benefit of holders of exchangeable shares ("**Exchangeable Shares**") issued by the Trust's wholly-owned subsidiary, Trinidad Drilling Ltd. ("**Trinidad**"). Trust Units and Special Voting Units vote together as a single class on all matters. Each Trust Unit outstanding on the Record Date is entitled to one vote. Each Special Voting Unit which is outstanding is entitled to one vote for each Exchangeable Share that such Special Voting Unit represents that is outstanding on the Record Date. The Exchangeable Shares Trustee is required to vote each Special Voting Unit in the manner that the applicable holder of the associated Exchangeable Shares instructs, and to abstain from voting with respect to the Exchangeable Shares for which the Exchangeable Shares Trustee does not receive instructions. The procedures for holders of Exchangeable Shares to instruct the Exchangeable Shares Trustee about voting at the Meeting are explained in the "Voting by Holders of Exchangeable Shares" (the "**Voting Direction**") that has been provided to holders of Exchangeable Shares together with this Information Circular. See also the discussion under "Voting by Holders of Exchangeable Shares" contained in this Information Circular.

The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his or her attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed Form of Proxy are directors and officers of Trinidad. A Unitholder submitting the proxy has the right to appoint a person (who need not be a Unitholder) to represent him or her at the Meeting other than the persons designated in the enclosed Form of Proxy. To exercise this right, the Unitholder should insert the name of the desired representative in the blank space provided in the Form of Proxy and strike out the other names, or submit another appropriate proxy. Such Unitholder should notify the nominee of his appointment, obtain his consent to act as proxy and should instruct him as to how the Unitholder's Trust Units are to be voted. In any case, the Form of Proxy should be dated and executed by the Unitholder or his attorney duly authorized in writing.

Notice to Beneficial Holders of Trust Units

The information set forth in this section is of significant importance to a substantial number of Unitholders who do not hold their Trust Units in their own name. Unitholders who do not hold their Trust Units in their own name (referred to in this section as "**Beneficial Unitholders**") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted

upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in such Unitholder's name on the records of the Trust. Such Trust Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which company acts as a nominee for many Canadian brokerage firms. Trust Units held by brokers or their nominees can only be voted for or against resolutions upon the instructions of the Beneficial Unitholder. Without specific instructions, brokers/nominees are prohibited from voting Trust Units for their clients. The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of securityholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. The purpose of a form of proxy supplied to a Beneficial Unitholder by its broker is limited to instructing the broker how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("**ADP**"). ADP typically mails a scannable Voting Instruction Form in lieu of the Form of Proxy issued by the Trust. Beneficial Unitholders are requested to complete and return the Voting Instruction Form to ADP by mail or facsimile. Alternatively, Beneficial Unitholders can call a toll-free telephone number or access ADP's dedicated voting website at www.proxyvotecanada.com to deliver their voting instructions and vote the Trust Units held by them. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Trust Units directly at the Meeting as the Voting Instruction Form must be returned as directed by ADP well in advance of the Meeting in order to have the Trust Units voted. Beneficial Unitholders who receive forms of proxies or voting materials from organizations other than ADP should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials in order to properly vote their Trust Units at the Meeting.

Only holders of Exchangeable Shares whose name appears on the records of Trinidad as the registered holders of Exchangeable Shares are entitled to instruct the Exchangeable Shares Trustee as to how to exercise voting rights in respect of their Exchangeable Shares at the Meeting.

Revocability of Proxy

A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise of that proxy. If a person who has given a proxy attends personally at the Meeting such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his or her attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either at the head office of the Trust at any time up to 4:30 p.m. (Calgary time) the last business day before the day of the Meeting, or with the Chairman of the Meeting on the day of the Meeting, and upon either of such deposits, the proxy is revoked. A Unitholder who revokes his or her proxy and does not replace it with another that is deposited with the Trust's transfer agent, Valiant Trust Company, at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting may not vote his or her Trust Units in any manner at the Meeting.

A holder of Exchangeable Shares who has submitted a Voting Direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a Voting Direction may be revoked by instrument in writing executed by the holder of Exchangeable Shares or his attorney authorized in writing or, if the holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Exchangeable Shares Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Voting Direction is to be acted upon, or with a representative of the Exchangeable Shares Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the Voting Direction is revoked.

Persons Making the Solicitation

This solicitation is made on behalf of the Trust by the management of Trinidad. The costs incurred in the preparation and mailing of the Form of Proxy, Notice of Meeting and this Information Circular will be borne by the Trust and/or Trinidad. In addition to the use of mail, proxies may be solicited by personal interviews, or by other means of communication or by the directors, officers and employees of Trinidad, who will not be remunerated therefor.

Exercise of Discretion by Proxy

The persons named in the enclosed Form of Proxy will, if the instructions are clear, vote the Trust Units represented by that Form of Proxy and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units will be voted on in accordance with the specification so made.

In the absence of such specification, the Trust Units represented by these Forms of Proxy will be voted in favour of the matters to be acted upon as set out herein. The persons appointed under the Form of Proxy furnished by the Trust are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Form of Proxy and Notice of Meeting and with respect to any other matters which may properly be brought before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the enclosed Form of Proxy to vote in accordance with their best judgment on such matter or business. At the time of printing this Information Circular, the Trust knows of no such amendment, variation or other matter.

Voting by Holders of Exchangeable Shares

The Exchangeable Shares Trustee holds two Special Voting Units of the Trust. The Special Voting Units are entitled to the number of votes at the Meeting equal to the aggregate number of outstanding Exchangeable Shares which each Special Voting Unit represents. Each holder of Exchangeable Shares is entitled to give the Exchangeable Shares Trustee voting instructions for the number of votes equal to the number of that holder's Exchangeable Shares. A Voting Direction is the means by which a holder of Exchangeable Shares may authorize the voting of his or her voting rights at the Meeting. The Exchangeable Shares Trustee will exercise each vote only as directed by the relevant holder on the Voting Direction. In the absence of instructions from a holder as to voting, the Exchangeable Shares Trustee will not exercise those votes. A holder of Exchangeable Shares may also instruct the Exchangeable Shares Trustee to give him or her a proxy entitling him or her or a designee of the holder to vote personally the relevant number of votes or to grant to management of the Trust a proxy to vote those votes.

INFORMATION CONCERNING THE TRUST

Trust Units and Principal Holders Thereof

The Trust is authorized to issue an unlimited number of Trust Units and, as at February 28, 2005, 48,013,783 Trust Units were issued and outstanding. Each Trust Unit outstanding on the Record Date is entitled to one vote. The Trust is also authorized to issue Special Voting Units and, as at the date hereof, 2005, two Special Voting Units have been issued to the Exchangeable Shares Trustee and are still outstanding. Each Special Voting Unit is entitled to one vote for each Exchangeable Share that such Special Voting Unit represents that is outstanding on the Record Date. As at February 28, 2005, 2,307,692 Exchangeable Shares, Series A and 1,641,026 Exchangeable Shares, Series B were issued and outstanding. However, due to the exchange of certain of the outstanding Exchangeable Shares in accordance with their terms, all 1,641,026 Exchangeable Shares, Series B and 281,000 of the Exchangeable Shares, Series A are currently held by Trinidad Exchange Corp., a subsidiary of the Trust that was incorporated to facilitate the exchange of the Exchangeable Shares, and only 2,026,692 Exchangeable Shares, Series A are held by parties other than affiliates of the Trust. Consequently, only one Special Voting Unit will be voted by the Exchangeable Shares Trustee in respect of such 2,026,692 Exchangeable Shares, Series A that are held by persons other than affiliates of the Trust.

At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote, subject to certain restrictions imposed on the ability of a proxyholder to vote by show of hands where such proxyholder has conflicting instructions from more than one Unitholder. A Unitholder present in person or represented by proxy may demand a poll vote either before or after any vote by show of hands. On a poll vote, every Unitholder present in person or by proxy has one vote for each Trust Unit of which he is the registered holder. However, no proxy may be voted at the Meeting unless it was received by Valiant Trust Company at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the commencement of the Meeting.

To the knowledge of the directors and officers of Trinidad, as at the date hereof, other than Acuity Investment Management Inc., which, directly or indirectly, holds approximately 19.86% of the issued and outstanding Trust Units, no person or company beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying 10% or more of the votes attached to the issued and outstanding Trust Units.

The Trust has determined that any person holding Trust Units of record as of the Record Date shall be entitled to vote at the Meeting, or any adjournment thereof, even if the Unitholder has, subsequent to the Record Date, disposed of his or her Trust Units. No person acquiring Trust Units after the Record Date is entitled to vote at the Meeting or any adjournment thereof.

Quorum

Pursuant to the Trust Indenture, a quorum of Unitholders is present at the Meeting if two or more persons are present in person either holding personally or representing as proxies not less, in aggregate, than 5% of the votes attaching to the outstanding Trust Units. If a quorum is not present at the Meeting within 30 minutes after the time fixed for the holding of the Meeting, the Meeting shall stand adjourned to such date being not less than 7 days later and to such place and time as may be appointed by the Chairman of the Meeting. If at the subsequently adjourned meeting a quorum (as defined above) is not present, the Unitholders present, either personally or by proxy, shall form a quorum and the meeting may proceed as the original Meeting was to proceed.

MATTERS TO BE ACTED UPON AT THE MEETING

1. Consideration of Financial Statements

The consolidated financial statements of the Trust for the year ended December 31, 2004, together with the auditor's report thereon, have been included in the Trust's annual report and have been mailed to the Unitholders together with this Information Circular.

2. Nomination of Directors for Election

The board of directors of Trinidad is responsible for the administration and management of the business and affairs of the Trust. Pursuant to the Trust Indenture dated August 1, 2002, as amended December 31, 2003 between Trinidad and Valiant Trust Company (the "**Trust Indenture**"), the Unitholders are entitled to nominate the directors of Trinidad. Following such nominations, the Trust, as holder of all the shares of Trinidad, will vote those shares to elect those persons nominated by the Unitholders.

The term of office for each director is from the date at which he or she is elected until the next annual meeting of Unitholders or until a successor is elected or appointed. At the Meeting, a total of seven individuals are proposed to be nominated by the Unitholders as directors of Trinidad. It is the intention of the persons named in the enclosed Form of Proxy, if not directed to the contrary in such Form of Proxy, to vote such proxies in favour of the nomination for the persons specified below.

Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the Meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the enclosed Form of Proxy as nominee to vote the Trust Units represented by proxy for the nomination of any other person or persons as directors at their discretion.

Five of the five proposed nominees are presently directors of Trinidad. Nominees for the board of directors, and information concerning them, as furnished by the individual nominees are set out below:

Name and Municipality of Residence and Position with Trinidad	Director Since	Principal Occupation	Trust Units Beneficially Owned Directly or Indirectly[5]
Michael E. Heier Calgary, Alberta Chairman, Chief Executive Officer and Director	March, 1996	Chairman of the board of directors of Trinidad or its predecessor since June, 1998; Chief Executive Officer of Trinidad or its predecessor since May 1, 2000; Principal of Trinidad since its incorporation in 1996; independent businessman and Chairman and Chief Executive Officer of Trinity Energy Inc. from April, 1998 to May, 2002.	2,085,124
Kevin A. Bennett[1][2][4] Calgary, Alberta Director	November, 1999	Independent businessman since July, 2001; prior thereto, President and Chief Operating Officer of Ventus Energy Ltd. from October, 1998 to September, 2001; prior thereto, Senior Vice President of Tarragon Oil and Gas Ltd. from 1989 to October 1998.	251,741
Peter J. Gross[3][4] Calgary, Alberta Director	February, 2000	Petroleum Engineer and independent engineering consultant from January, 2002 to present; prior thereto, Vice President and Chief Operating Officer of Viking Energy Royalty Trust from July, 1997 to December, 2001.	57,450
Naveen Dargan[1][2][3] Calgary, Alberta	June, 2003	Independent businessman since June, 2003; prior thereto, Senior Managing Director of Raymond James Ltd. from October, 2001 to June, 2003; prior thereto, Executive Vice President and Managing Director of Goepel McDermid Inc., a predecessor to Raymond James Ltd., from June, 1999 to October, 2001; prior thereto, Senior Vice President and Director of Goepel McDermid Inc. from April, 1998 to June, 1999.	98,919
Kenneth Stickland[1][3][4] Calgary, Alberta	July, 2004	Executive Vice President, Legal for TransAlta Corporation since January, 2001; prior thereto, partner at Burnet, Duckworth & Palmer LLP	3,000

Notes:

(1) Members of the Audit Committee of Trinidad. Trinidad does not have an Executive Committee.
(2) Members of the Human Resources & Compensation Committee of Trinidad.
(3) Members of the Corporate Governance & Nominating Committee.
(4) Members of the Environment, Health & Safety Committee.
(5) Does not include 720,997 options or rights to acquire Trust Units held by Mr. Heier, 190,502 options or rights to acquire Trust Units held by Mr. Bennett, 202,220 options or rights to acquire Trust Units held by Mr. Gross, 171,983 rights to acquire Trust Units held by Mr. Dargan and 113,806 options or rights to acquire Trust Units held by Mr. Stickland. See "Executive Compensation – Stock Option Plan" and "Executive Compensation - Trust Unit Rights Incentive Plan".

3. Nomination of Auditors

Pursuant to the Trust Indenture, Unitholders are asked to nominate auditors for the Trust. At the Meeting, Unitholders will be asked to nominate the firm of PricewaterhouseCoopers LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Trust, to hold office until the next annual general meeting of the Unitholders, and to authorize the directors of Trinidad to fix their remuneration as such. Following such nomination, the Trust, as holder of all the shares of Trinidad, will vote those shares to appoint the auditors nominated by the Unitholders.

PricewaterhouseCoopers LLP have been the auditors of the Trust since its inception effective August 1, 2002, and prior thereto, were the auditors of Trinidad since 1998.

4. Amendments to Trust Unit Rights Incentive Plan

The Trust has an amended trust unit rights incentive plan which was originally ratified by the Unitholders on June 9, 2003 (the "**Incentive Plan**") and most recently amended with Unitholder approval on June 9, 2004 to increase the number of rights ("**Rights**") permitted to be granted to a number that was 10% of the Trust's then issued and outstanding Trust Units and to replace Rights previously granted that had been exercised (See "Executive Compensation – Trust Unit Rights Incentive Plan").

The Incentive Plan is intended to provide Trinidad with the ability to issue Rights to provide the employees, officers, directors and consultants of Trinidad and its affiliates with long-term equity based performance incentives which are a key component of Trinidad's compensation strategy. Such long-term incentives allow grantees to participate in the growth and development of the Trust by providing them with the opportunity, through Rights, to acquire an increased proprietary interest in the Trust that is aligned with the interests of Unitholders of the Trust, and rewards grantees on the basis of the long-term Trust Unit trading price performance and income of the Trust, reflecting the total returns to Unitholders. The board of directors of Trinidad has delegated responsibility for the Incentive Plan to the Compensation Committee. Trinidad believes it is important to align the interests of management and employees with Unitholder interests and to link performance compensation to enhancement of Unitholder value. This is accomplished through the use of Rights whose value over time is dependent on market value.

Effective January 1, 2005, the Toronto Stock Exchange (the "**TSX**") implemented changes to the requirements governing stock options and other share compensation plans. In contemplation thereof, the board of directors have approved further amendments to the Incentive Plan, which amendments the Unitholders will be asked to approve by resolutions at the Meeting.

The initial amendments (the "**Amendments**") for which Unitholder approval will be sought will delete reference to a maximum number of Trust Units issuable pursuant to the Incentive Plan, and provide that the maximum number of Trust Units issuable pursuant to the Incentive Plan shall be a "rolling" maximum (the "**Plan Maximum**") equal to 10% of the outstanding Trust Units and outstanding exchangeable shares (held by persons other than the Trust or its affiliates) at the date of the grant of the applicable Rights, which 10%, as at February 28, 2005, would equal 5,004,048 Trust Units. As such exchangeable shares are substantially the legal and economic equivalent of the Trust Units, Management believes that exchangeable shares are properly included in the foregoing 10% "rolling" maximum. If the resolution set forth in Schedule "A" is approved, any increase in the issued and outstanding Trust Units and exchangeable shares over time will result in an increase in the available number of Trust Units issuable under the Incentive Plan.

The Amendments will also clarify the circumstances under which amendments may be made to the Incentive Plan without Unitholder approval, in accordance with the requirements of the TSX. If the resolution set forth in Schedule "A" is approved, the Board may amend the Incentive Plan without Unitholder approval with respect to: (a) amendments of a "housekeeping" nature; (b) a change to the vesting provisions in the Incentive Plan; (c) a change to the termination provisions in the Incentive Plan which does not entail an extension beyond the original expiry date; and (d) the addition of a cashless exercise feature, payable in cash or securities (with any Units issued from treasury being issued at the five day weighted average trading price of the Trust Units on the TSX for the five trading days immediately preceding the election of the holder of the Rights to utilize this feature). As at the date of this Information Circular, the board of directors of Trinidad has not decided to make any changes in accordance with the foregoing.

In accordance with the new TSX requirements, once amended, the Incentive Plan must be re-approved by Unitholders every three years.

The text of the resolutions approving the Amendments are substantially as set forth in Schedule "A". These Amendments are approved by way of an ordinary resolution which must be passed by a majority of 50% plus

1 of the votes cast by Unitholders entitled to vote who are represented in person or by proxy at the Meeting who vote in respect of that resolution.

It is the intention of the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary, in such Form of Proxy, to vote the proxy in favour of the resolution set forth in the attached Schedule "A".

In addition to the approval of the Amendments, at the Meeting, Unitholders will be asked to approve the replacement of 639,034 Trust Units which have been issued since June 9, 2004 upon the exercise of 639,034 previously issued Rights and 162,704 Trust Units which have been issued since June 9, 2004 upon the exercise of 162,704 previously issued Options, increasing the maximum number of Trust Units available for reservation pursuant to the grant of Rights by 801,738 Trust Units (the "**Replenishment**"). If the Replenishment were not approved, the Rights and Options which were previously exercised would not be available for regranting. **At no time will the Incentive Plan permit the granting of Rights in circumstances where the aggregate number of outstanding Rights and Options would exceed 10% of the issued and outstanding Trust Units and exchangeable shares (held by persons other than the Trust and its affiliates) with the exception of Rights granted subject to Unitholder ratification in accordance with the requirements of the TSX.** If the Amendments and the Replenishment were both approved by the Unitholders and the Conditional Rights (as defined below) were also approved by the Unitholders, as at the date hereof, 1,879,840 Trust Units would be available for the granting of new Rights.

The text of the resolution approving the Replenishment is substantially as set forth in Schedule "B". The Replenishment is approved by way of an ordinary resolution which must be passed by a majority of 50% plus 1 of the votes cast by Unitholders entitled to vote who are represented in person or by proxy at the Meeting who vote in respect of that resolution.

It is the intention of the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary, in such Form of Proxy, to vote the proxy in favour of the resolution set forth in the attached Schedule "B".

For more information regarding the Trust Unit Rights Incentive Plan and the Stock Option Plan, see "Executive Compensation - Trust Unit Rights Incentive Plan" and "Executive Compensation - Stock Option Plan".

5. Ratification of the Granting of Certain Rights

In anticipation of Unitholder approval of the Amendments and/or the Replenishment, the board of directors of Trinidad conditionally granted rights (the "**Conditional Rights**") to purchase Trust Units (which Conditional Rights have not been exercised by the grantees) to officers, directors, employees and consultants as set forth below:

	Number of Trust Units	Exercise Price ($)	Expiry Date
Officers of Trinidad	317,391	8.25	March 17, 2009
(3 persons)	349,617	8.45	August 20, 2009
	765,712	9.59	November 18, 2009
	1,432,720		
Directors who are not officers of Trinidad	158,494	8.25	March 17, 2009
(5 persons)	186,104	8.45	August 20, 2009
	407,594	9.59	November 18, 2009
	752,192		
All other employees of Trinidad	84,500	8.25	March 17, 2009
(51 persons)	159,245	8.45	August 20, 2009
	349,364	9.59	November 18, 2009
	593,109		
Total	2,778,021		

At the Meeting, Unitholders will be asked to approve and ratify the granting of the Conditional Rights. Should the resolution not be approved, the Conditional Rights will be cancelled. In addition, if the previous resolutions to approve the Amendments and the Replenishment are not approved at the Meeting, then management may elect to withdraw this resolution to approve the granting of the Conditional Rights in which case all such Conditional Rights will be cancelled.

The text of the resolution is set forth in Schedule "C". The approval and ratification of the Conditional Rights is by way of an ordinary resolution which must be passed by a majority of 50% plus 1 of the votes cast by Unitholders entitled to vote who are represented in person or by proxy at the Meeting who vote in respect of such resolution.

It is the intention of the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, to vote the proxy in favour of the resolution set forth in the attached Schedule "C".

THE TRUSTEE

The Trustee

Valiant Trust Company (the "**Trustee**") is the trustee of the Trust. The Trustee is responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto, maintaining the books and records of the Trust, effecting the payment of distributions to Unitholders and providing timely reports to holders of Trust Units. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

Delegation of Authority, Management and Trust Governance

The board of directors of Trinidad has generally been delegated the supervision of the management and affairs of the Trust, with the actual administration and provision of those services being carried out by management of Trinidad.

EXECUTIVE COMPENSATION

The Trust Indenture

The Trust was formed pursuant to, and is governed by, the Trust Indenture. The Trust is managed by the board of directors and senior officers of Trinidad, not by a third party, and the Trust does not pay any management fees.

Summary Compensation Table

Trinidad has three executive officers. The following table provides a summary of compensation paid during the fiscal years ended December 31, 2002, 2003 and 2004 to Trinidad's Chief Executive Officer, the next two most highly compensated executive officers and the past President (now a consultant) (the "**Named Executive Officers**"). The aggregate compensation paid to all other executive officers during the fiscal year ended December 31, 2004 was nil. Specific aspects of this compensation are dealt with in further detail in the following tables:

Name and Principal Position	Financial Year Ended	Annual Compensation			Long-Term Compensation			All Other Compensation[1] ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation Fees, Commissions, etc. ($)	Securities Under Rights/SAR's Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Michael E. Heier Chairman of the Board Chief Executive Officer	Dec. 31/04	200,000	588,111	44,455	480,088	Nil	Nil	Nil
	Dec. 31/03	120,000	305,667	3,000	335,909	Nil	Nil	Nil
	Dec. 31/02	120,000	Nil	Nil	9,500	Nil	Nil	Nil
Lyle C. Whitmarsh President	Dec. 31/04	190,000	622,111	10,568	483,644	Nil	Nil	Nil
	Dec. 31/03	165,000	305,667	6,628	301,371	Nil	Nil	Nil
	Dec. 31/02	127,500	15,000	Nil	23,950	Nil	Nil	Nil
Brent J. Conway Chief Financial Officer	Dec. 31/04	155,000	604,611	10,244	468,988	Nil	Nil	1,477
	Dec. 31/03	120,000	305,667	3,672	287,224	Nil	Nil	1,000
	Dec. 31/02	120,000	15,000	Nil	102,000	Nil	Nil	Nil

Notes:
(1) Each Named Executive Officer may participate with other employees in the Employee Group RRSP Stock Purchase Plan. See "Employee Group RRSP Stock Purchase Plan".

Employee Group RRSP Stock Purchase Plan

Effective February 1, 2003, Trinidad introduced an employee group RRSP stock purchase plan (the "**Group Plan**"). The purpose of the Group Plan is to provide employees with a program for the regular purchase of Trust Units in the open market. To participate in the Group Plan, an employee must make a minimum contribution of up to 1% of monthly income into either the employee's or the employee's spousal RRSP plan. Trinidad will then contribute an amount equal to the employee's regular monthly contribution up to a maximum of 1% of monthly income into either the employee's or the employee's spousal RRSP plan.

Stock Option Plan

Historically, the Trust had in place a stock option plan (the "**Option Plan**"), which provided for the issuance of options to acquire Trinidad shares ("**Options**"). In accordance with the provisions of the Option Plan, upon completion of the plan of arrangement contemplated in the information circular for the special meeting of shareholders of Trinidad held September 17, 2002, Options to acquire Trinidad Shares granted under the Option Plan converted to Options to acquire Trust Units on the same terms. In 2003, the Trust adopted an Incentive Plan to replace the Option Plan, which is described in more detail below under the heading "Trust Units Rights Incentive Plan". All Options granted under the Option Plan prior to June 9, 2003, however, will remain outstanding until their expiration, but no additional Options will be granted under the Option Plan. As of December 31, 2004, there were a total of 107,729 Options outstanding with an exercise prices ranging from $1.58 to $2.25 and expiry dates ranging from May 4, 2006 to May 24, 2007.

No Options were granted to the Named Executive Officers pursuant to the Option Plan during the Fund's most recently completed financial year. The following table sets out the value of all Trust Unit Options exercised by the Named Executive Officers during the financial year ended December 31, 2004, calculated as the difference between the closing price of the Trust Units on the TSX on the date of exercise and the exercise price of the Options. The Named Executive Officers held 39,333 unexercised Options at December 31, 2004.

**Aggregated Option Exercises
During the Most Recently Completed Financial Year
and Financial Year-End Value of Options**

Name and Principal Position	2004 Options Exercises		Unexercised Options at December 31, 2004		Value of In-the-Money Options at December 31, 2004	
	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Michael E. Heier Chairman of the Board & Chief Executive Officer	60,909	$454,655	Nil	Nil	Nil	Nil
Lyle C. Whitmarsh President	33,950	$212,098	5,000	Nil	$44,300	Nil
Brent J. Conway Chief Financial Officer	68,667	$461,442	34,333	Nil	$304,190	Nil

Trust Unit Rights Incentive Plan

Effective May 2, 2003, the board of directors of Trinidad adopted an Incentive Plan pursuant to which Rights to acquire Trust Units may be granted to the directors, officers, employees and consultants of the Trust, Trinidad and any other subsidiary of the Trust. On June 9, 2003, the Unitholders approved the adoption of the Incentive Plan. The purpose of the Incentive Plan is to provide effective long-term incentives to the eligible participants and to reward them on the basis of the long-term trading price performance of the Trust Units and distributions of the Trust, reflecting the total returns to Unitholders.

A total of 3,852,550 Trust Units are reserved pursuant to the exercise of Rights issued under the Incentive Plan. The terms of the Incentive Plan are discussed below.

The total number of Trust Units to be granted to any grantee under the Incentive Plan and any other compensation arrangement shall not exceed 5% of the issued and outstanding Trust Units (on a non-diluted basis) at the date of the grant of the Right. As well, the maximum number of Trust Units which may be reserved for issuance to insiders under the Incentive Plan shall be 10% of the Trust Units outstanding at the time of the grant (on a non-diluted basis), less the total number of Trust Units reserved for issuance to insiders under any other compensation arrangement. The maximum number of Trust Units which may be issued to insiders under the Incentive Plan within a one year period shall be 10% of the Trust Units outstanding at the time of the issuance (on a non-diluted basis), excluding Trust Units issued under the Incentive Plan or any other compensation arrangement over the same one year period. The maximum number of Trust Units which may be issued to any one insider under the Incentive Plan or any other share compensation arrangement within a one year period shall be 5% of the Trust Units outstanding at the time of the issuance (on a non-diluted basis), excluding Trust Units issued to such insider under the Incentive Plan or any other compensation arrangement over the same one year period. No financial assistance is or will be provided to participants in the Incentive Plan by the Trust or Trinidad to facilitate the purchase of Trust Units under the Incentive Plan.

Subject to certain exceptions (as hereinafter described) and to any express resolution passed by the board of directors of Trinidad, a Right, and all rights to purchase Trust Units pursuant thereto, expire and terminate immediately upon the grantee ceasing to be a director, officer, employee or consultant of Trinidad, the Trust, or of any other subsidiary of the Trust. Notwithstanding the foregoing, if, for any reason whatsoever (other than termination of an employee for cause) before the expiry (in accordance with the terms thereof) of a Right held by a grantee who is a director, officer or employee, such grantee ceases to be at least one of a director, officer or employee, including termination by reason of the death of the grantee, such Right may, subject to the terms thereof and any other terms of the Incentive Plan, be exercised by the grantee, or, if the grantee is deceased, by the legal

personal representative(s) of the estate of the grantee, as follows: (i) during the first 90 days following the date of death of the grantee, if the grantee dies; (ii) at any time within 90 days from the date notice of termination of the employment of the grantee is given to the grantee by Trinidad, the Trust or any other subsidiary of the Trust; or (iii) at any time within 90 days from the date notice of termination of the employment of the grantee is given to Trinidad, the Trust or any other subsidiary of the Trust by the grantee if the grantee is terminating his employment; but in any case, prior to the expiry of the Right in accordance with the terms thereof.

The exercise price of Rights granted (subject to anti-dilution and other adjustments) shall in no circumstances be lower than the "Market Price" of the Trust Units at the date of the grant of the Right. The Incentive Plan defines "Market Price" as the closing sale price of the Trust Units on the TSX on the trading day immediately preceding the date on which the grant of the Right is approved by the board of directors of Trinidad. In the event that the Trust Units did not trade on such trading day, the Market Price is calculated as the average of the bid and ask prices in respect of the Trust Units at the close of trading on such trading day.

The expiration date of each Right and the extent to which each Right is exercisable from time to time during the term of the Right and other terms and conditions relating to each Right shall be determined by the board of directors of Trinidad or Compensation Committee; provided that, the term shall not exceed 5 years, the Rights shall not be exercisable prior to the first anniversary of the date of the grant and, subject to limited exceptions, a Right is personal to the optionee and non-assignable.

Under the Incentive Plan, distributions per Trust Unit to Unitholders in a calendar quarter which represent a return of more than 2.0% of the Net Book Value of Capital Assets of the Trust (as described on the consolidated balance sheet of the Trust) at the end of such calendar quarter would result in a reduction in the exercise price of the Rights at the election of the holder of the Rights by notice to the Trust at the time of exercise of the Right. The Incentive Plan would be administered by the board of directors of Trinidad, who may also vary the 2.0% threshold from time to time to accord with their view of the economic environment and establish a minimum price for the issuance of Trust Units on the exercise of the Rights if deemed advisable.

The Incentive Plan contains standard adjustment and anti-dilution provisions in the event of a merger, amalgamation, arrangement or sale of substantially all of the assets of Trinidad or if there is a subdivision, consolidation or reclassification of the Trust Units. Additionally, the Incentive Plan provides (unless the board of directors determines otherwise) for the acceleration of the vesting period for any Rights granted if an unsolicited proposal is made with respect to Trinidad or the Trust or a take-over bid which is not exempt from the take-over bid requirements of the *Securities Act* (Alberta) is made for the Trust Units.

For discussion regarding the proposed amendments to the Trust Unit Rights Incentive Plan that are to be considered at the Meeting, see "Matters to be Act Upon at the Meeting – Amendments to Trust Unit Rights Incentive Plan".

Rights Granted During the Financial Year Ended December 31, 2004

Rights grants to the Named Executive Officers during the most recently completed financial year of the Trust are as follows:

Rights Grants During the Most Recently Completed Financial Year

Name and Principal Position	Securities Under Rights Granted	% of Total Rights Granted to Employees in Financial Year	Exercise or Base Price ($/Right)	Market Value of Trust Units Underlying Rights on the Date of Grant	Expiration Date
Michael E. Heier	109,266	19.5%	8.25	8.25	March 17, 2009
Chairman of the Board	116,240	16.7%	8.45	8.57	August 20, 2009
& Chief Executive	254,582	16.7%	9.59	9.59	November 18, 2009[(1)]
Officer	480,088				
Lyle C. Whitmarsh	105,663	18.9%	8.25	8.25	March 17, 2009
President	118,484	17.0%	8.45	8.57	August 20, 2009
	259,497	17.0%	9.59	9.59	November 18, 2009[(1)]
	483,644				
Brent J. Conway	102,462	18.3%	8.25	8.25	March 17, 2009
Chief Financial Officer	114,893	16.5%	8.45	8.57	August 20, 2009
	251,633	16.5%	9.59	9.59	November 18, 2009[(1)]
	468,988				

Notes:
(1) These Rights are Conditional Rights. The Conditional Rights are subject to Unitholder approval and ratification. See "Matters to be acted Upon at the Meeting – Ratification of the Granting of Certain Rights".

Rights Exercised During the Financial Year Ended December 31, 2004

The following table summarizes, for the Named Executive Officers, the number of Trust Units acquired pursuant to exercises of Rights during the financial year ended December 31, 2004, if any, the aggregate value realized upon exercise, if any, and the number of Trust Units covered by unexercised Rights under the Incentive Plan as at December 31, 2004. Value realized upon exercise, if any, is the difference between the market value of the Trust Units, as applicable, on the exercise date and the exercise or base price of the Right. Value of in-the-money Rights at financial year end, if any, is the difference between the exercise or base price of the Rights and the market value of the Trust Units on December 31, 2004.

Aggregated Rights Exercises During the Most Recently Completed Financial Year and Financial Year-End Value of Rights

	2004 Rights Exercises		Unexercised Rights at December 31, 2004		Value of In-the-Money Rights at December 31, 2004	
Name and Principal Position	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Michael E. Heier Chairman of the Board & Chief Executive Officer	95,000	$648,850	396,976	324,021	$1,230,046	$881,584
Lyle C. Whitmarsh President	53,771	$296,816	414,079	317,165	$1,367,229	$822,291
Brent J. Conway Chief Financial Officer	49,634	$273,980	400,278	306,300	$1,316,197	$787,770

Employment Agreements

Trinidad has entered into executive employment agreements (the "**Executive Employment Agreements**") dated effective February 28, 2003 with three of the Named Executive Officers as set forth below (the "**Executives**"). Except for the specific duties of each Executive and other than as set forth below, the material provisions of such

Executive Employment Agreements are substantially identical. Each Executive Employment Agreement is for an indefinite period unless terminated by either Trinidad or the Executive in accordance with the provisions thereof as described below.

For the financial year ended December 31, 2004 and pursuant to their respective Executive Employment Agreements, Mr. Michael E. Heier, Chairman and Chief Executive Officer, Mr. Lyle C. Whitmarsh, President, and Mr. Brent J. Conway, Chief Financial Officer, were entitled to annual base salaries, paid monthly, of $200,000, $190,000 and $155,000, respectively. Such annual base salaries are subject to annual review by Trinidad's Compensation Committee. For the 2005 financial year, the annual base salaries of Mr. Heier, Mr. Whitmarsh and Mr. Conway have been increased to $300,000, $300,000 and $245,000, respectively. In addition, each Executive will be entitled, at the discretion of Trinidad, to receive bonuses and to participate in the Incentive Plan.

Each Executive Employment Agreement will be terminated upon the death or incapacity of the Executive or voluntarily by the Executive with one month's notice to Trinidad. In addition, Trinidad may terminate each Executive Employment Agreement at any time for cause. Trinidad may terminate each Executive Employment Agreement at any time without cause by written notice, compensation in lieu of notice, or any combination thereof, based on a notice period of 24 months. Compensation in lieu of notice shall include a lump sum payment based on the length of the notice period and such Executives then current annual base salary, plus a lump sum equivalent to Trinidad's cost of benefits for such Executive for one year.

In the event that a change of control (as defined in the Executive Employment Agreements) of Trinidad or the Trust occurs, such Executive may, within six months of the effective date of such change of control, provide Trinidad with 30 days' written notice of his intention to terminate his employment for good reason (as defined in the Executive Employment Agreements, including the assignment of inconsistent duties, a reduction in salary and relocation). Upon providing Trinidad with such notice, Trinidad shall make payment to such Executive including all accrued entitlements, a payment equal to such Executive's then current annual base salary for a notice period of 24 months and the lump sum equivalent of Trinidad's cost of benefits for such Executive for one year. If the employment of an Executive is terminated by Trinidad without cause during the 90 days prior to or after a change of control, the Executive shall be compensated as set forth in this paragraph.

Each Executive has covenanted that during his employment, and for a period of one year thereafter, he will not initiate contact with any employee or executive of Trinidad for the purposes of offering alternative employment or business opportunities. Each Executive has also agreed that during his employment, and for a period of six months thereafter, he will not solicit Trinidad's customers or enter into any business venture which directly or indirectly competes with Trinidad's business.

Compensation of Directors

The Corporate Governance & Nominating Committee reviews and makes recommendations to the board of directors of Trinidad with respect to the compensation of directors, including equity and equity-based compensation, to ensure that directors' compensation is appropriate and adequately reflects the responsibilities of directorship. The current compensation for each director is comprised of a quarterly retainer fee of $3,750, a fee of $1,000 for attendance at each meeting of the board of directors, a fee of $1,000 for attendance at each meeting of the Audit Committee and each meeting of the Compensation Committee, and a fee of $750 for the chairman at each full board and committee meeting. In addition, Rights may be granted to directors, officers and employees of Trinidad pursuant to the Incentive Plan (See "Executive Compensation – Trust Unit Rights Incentive Plan"). During the year ended December 31, 2004, the seven directors of Trinidad received director's fees aggregating $192,250. Trinidad reimburses directors for expenses incurred in performing their duties as such.

REPORT ON EXECUTIVE COMPENSATION

Composition of Compensation Committee

The Compensation Committee is made entirely of non-management directors of Trinidad. For the most recent year end, the members of the Compensation Committee were Kevin Bennett, John Friesen, Naveen Dargeen and Grant

Abbott. Mr. Bennett acted as Chairman of the Compensation Committee. Mr. Abbott does not intend to stand for re-election at the Meeting.

Report on Executive Compensation

Trinidad's executive compensation program, developed through the Human Resources & Compensation Committee, is designed to create an appropriate balance between competitive compensation and Unitholder value. The objectives of the compensation program are as follows:

- to provide competitive compensation which is comparable to similar companies and to ensure the retention of senior executives;
- to ensure that the executives are rewarded on an incentive basis which is aligned with the long-term interests of Unitholders; and
- to provide long-term incentives through Rights in order to align the interests of senior officers with those of Unitholders.

Base Salary

The base salary of the Trinidad's officers is determined based on a comparative analysis of other public companies and Trusts which are operating in the same industry. The Compensation Committee attempts to take a balanced approach to executive compensation by providing both short and long-term incentive plans tied to performance With respect to long-term incentives such as the Incentive Plan, the Compensation Committee evaluates past performance, current Rights held and the position held. Each executive position is reviewed annually in terms of salary, bonus, long-term incentives (such as Rights) and actual performance. After the review, the Compensation Committee makes a formal recommendation to the board of directors of Trinidad.

Long-Term Incentives

A critical component of Trinidad's compensation strategy is a long-term incentive plan. The Incentive Plan provides all employees, including the senior officers, with an opportunity to participate in the growth in market value of Trust Units. The granting of Rights is based on both position and performance. The goal of the Incentive Plan is to align the interests of employees with those of Unitholders. The amount and terms of any Options or Rights outstanding are not taken into account when determining new grants.

Bonuses

Annual performance bonuses are based upon meeting certain EBITDA and utilization targets. Any additional bonuses are based on the completion of, and results from, acquisitions. All bonuses are approved by the Compensation Committee.

Compensation of the Chief Executive Officer

The Human Resources & Compensation Committee reviews and approves the use of corporate goals and objectives relevant to the total compensation package of the Chief Executive Officer, recommends a performance evaluation process for the Chief Executive Officer, evaluates the performance of the Chief Executive Officer in light of these goals and objectives and, using this process, and, either as a committee or together with the other independent directors (as directed by the Board of Directors), presents and recommends to the Board of Directors for approval, a compensation package for the Chief Executive Officer based on this evaluation.

In determining to recommend to the Board of Directors the long-term incentive component of the compensation of the Chief Executive Officer, the Committee considers the Trust's performance and relative Unitholder return, the value of similar incentive awards to chief executive officers at comparable companies and the awards given to the Chief Executive Officer in past years.

The incentive levels, as well as annual compensation, are reviewed annually by the Compensation Committee and compared to the compensation of chief executive officers of Trinidad competitors. This comparison is performed by utilizing publicly available information from Trinidad's competitors and through the use of industry salary surveys.

Compensation is based on fixed salary and bonuses are based on operating performance of the Trust. Additional bonuses as approved by the Compensation Committee are based on the ability to complete acquisitions and the subsequent performance of the acquisitions. The at-risk compensation in the form of bonuses and rights will represent greater than 50% of the total compensation of the Chief Executive Officer.

The Chief Executive Officer's compensation was assessed by reviewing compensation structures for Chief Executive Officer's in other trusts and public companies, both in terms of market capitalization and business type. The goal of the compensation committee is to ensure that the Chief Executive Officer's compensation is comparable to the industry average.

During 2004, the Trust's market capitalization increased by 152% and the Trust's rig utilization surpassed the industry average by 24%. The Trust grew cash flow by 21% per Unit and net income by 120% per Unit during the year. These factors were taken into account in determining the Chief Executive Officer's compensation. During 2004, the Chief Executive Officer's compensation consisted of $200,000 in salary, $588,111 in performance bonus and 480,088 Rights granted.

SECURITIES AUTHORIZED FOR ISSUE UNDER EQUITY COMPENSATION PLANS

The following table provides an aggregate summary of all compensation plans previously approved by Unitholders as at December 31, 2004. Neither the Trust nor Trinidad have any compensation plans not previously approved by Unitholders.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights[1] (a)	Weighted-Average Exercise Price of Outstanding Options and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	4,036,467	$7.47	Nil

Notes:

(1) The Option Plan has been replaced by the Incentive Plan, which became effective May 2, 2003. See "Executive Compensation - Stock Option Plan", "Executive Compensation - Trust Unit Rights Incentive Plan" and "Matters to be Acted Upon at the Meeting – Amendments to the Trust's Trust Unit Rights Incentive Plan". Options under the Option Plan will remain outstanding until exercised, cancelled or expired.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES AND AUDIT COMMITTEE INFORMATION

Every issuer that is listed on the TSX must disclose on an annual basis its approach to corporate governance with specific reference to 14 guidelines adopted by the TSX in 1995. As a result of the increasing importance being placed on corporate governance, the TSX is in the process of revising its corporate governance disclosure guidelines. The table below discloses the Trust's compliance with the existing 14 guidelines, including any explanation of the differences between the Trust's practices and the guidelines.

As the Trust is a trust, the corporate governance structure of the Trust is not the same as for a conventional corporation. The board of directors of Trinidad is responsible for the governance of the Trust.

See Schedule "D" for the Trust's statement of corporate governance practices.

Information regarding the Audit Committee of Trinidad may be found in the Trust's Annual Information Form for the year ended December 31, 2004 at www.sedar.com.

PERFORMANCE GRAPH

The following graph illustrates the comparison between the cumulative total unitholder return for $100 invested in the Trust Units of the Trust since it commenced trading effective October, 2000 as compared to the TSX 300 Index for the applicable period.


800
700
600
500
400
300
200
100
0
2000
2001
2002
2003
2004
Trust Return
TSX 300 Index

	2000	2001	2002	2003	2004
Trust Return	$100	$89	$153	$486	$746
TSX 300 Index	$100	$86	$74	$92	$103

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Management of Trinidad is not aware of any indebtedness outstanding by current or former directors, executive officers or employees of Trinidad, or of any other subsidiary of the Trust, to Trinidad or any other subsidiary of the Trust at any time since the commencement of the last completed financial year of the Trust.

INTERESTS OF DIRECTORS AND OFFICERS

Interest of Informed Persons in Material Transactions

To the knowledge of the board of directors and management of Trinidad, no informed person or proposed director of Trinidad, or associate or affiliate of the foregoing, has had a material interest, direct or indirect, in any transaction

with Trinidad and/or the Trust since the beginning of the last financial year, or in any proposed transaction, that has materially affected or would materially affect Trinidad and/or the Trust or any other subsidiaries of the Trust.

Interest of Certain Persons and Companies in Matters to be Acted Upon

To the knowledge of the board of directors and management of Trinidad, no director or executive officer of Trinidad or anyone who has held office as such since the beginning of the last financial year or of any associate or affiliate of any of the foregoing has a material interest in any matter to be acted on at the Meeting, except as otherwise disclosed herein.

OTHER MATTERS

As of the date of this Information Circular, the board of directors and management of Trinidad know of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxies will be voted on such matter in accordance with the best judgement of the person or persons voting the proxy.

The contents and the sending of this Information Circular have been approved by the directors of Trinidad.

ADDITIONAL INFORMATION

Additional information relating to the Trust is available on SEDAR at www.sedar.com Financial information is provided in the Trust's comparative financial statements and MD&A for its most recently completed financial year which may be found on SEDAR, or which may be obtained form the Trust upon written request to #600, 333 - 5th Avenue S.W., Calgary, Alberta, T2P 3B6, Attention: Tara Wood.

Dated March 24, 2005

SCHEDULE "A"

ORDINARY RESOLUTION OF THE UNITHOLDERS OF TRINIDAD ENERGY SERVICES INCOME TRUST (the "Trust")

RE: Amendments to the Trust's Trust Unit Rights Incentive Plan

WHEREAS the board of directors of Trinidad Drilling Ltd. ("**Trinidad**") wishes to amend the number of trust units of the Trust (the "**Trust Units**") available for the grant of rights ("**Rights**") under its trust unit rights incentive plan (the "**Incentive Plan**") and to amend the provisions governing the amendments to the Trust's Incentive Plan, as more particularly described in the Information Circular of the Trust dated March 24, 2005;

NOW THEREFORE BE IT RESOLVED as an ordinary resolution that:

1. The Trust is hereby authorized to amend section 4 of the Incentive Plan so that the aggregate number of Trust Units reserved for issuance pursuant to the exercise of Rights under the Incentive Plan shall be a "rolling" maximum of 10% of the issued and outstanding Trust Units and outstanding exchangeable shares (held by persons other than the Trust or its affiliates) on the date such Right is granted, by deleting section 4 in its entirety and replacing it with the following:

   "4. Trust Units Subject to Plan

   Rights may be granted in respect of authorized and unissued Trust Units, provided that the aggregate number of Trust Units reserved for issuance under this Plan, subject to adjustment or increase of such number pursuant to the provisions of Article 8, shall not exceed 10% of the issued and outstanding Trust Units plus the issued and outstanding Exchangeable Shares on the date such Right is granted. If any Right is terminated, cancelled or has expired without being fully exercised, any unissued Trust Units which have been reserved to be issued upon the exercise of the Right shall become available to be issued upon the exercise of Rights subsequently granted under the Plan. No fractional Trust Units may be purchased or issued under the Plan.

2. The Trust is hereby authorized to amend section 10 of the Incentive Plan setting forth the amendments to the Incentive Plan that are permitted to be made without unitholder approval, by deleting section 10.1 in its entirety and replacing it with the following:

   The Board may suspend or discontinue the Plan at any time. The Board may not amend this Plan, other than: (a) amendments of a "housekeeping" nature; (b) a change to the vesting provisions in the Plan; (c) a change to the termination provisions in the Plan which does not entail an extension beyond the original expiry date; and (d) the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve, unless Unitholder approval is obtained. Without limiting the generality of the foregoing, the Board may not make any amendment to increase the maximum number of Trust Units that may be the subject of Rights under the Plan unless Unitholder approval is obtained or, without the consent of the Rights Holder, alter or impair any Right previously granted to a Rights Holder under the Plan. Any amendment to be made to this Plan or a Right under this Plan is subject to the prior approval of the Exchange.

3. Any officer or director of Trinidad is hereby authorized and directed on behalf of the Trust to sign and execute all documents and to do and perform all acts and things which he or she believes are necessary or advisable in order to give effect to this resolution, including compliance with all securities regulatory authority and stock exchange laws and regulations.

4. The directors of Trinidad may, in their discretion, revoke this resolution before it is implemented, without further notice to, or approval of, the Trust's unitholders.

SCHEDULE "B"

ORDINARY RESOLUTION OF THE UNITHOLDERS OF TRINIDAD ENERGY SERVICES INCOME TRUST (the "Trust")

RE: Amendments to the Trust's Trust Unit Rights Incentive Plan

WHEREAS the board of directors of Trinidad Drilling Ltd. ("**Trinidad**") wishes to amend the number of trust units of the Trust (the "**Trust Units**") available for the grant of rights ("**Rights**") under its trust unit rights incentive plan (the "**Incentive Plan**") by replacing Trust Units which have been issued upon the exercise of previously outstanding Rights and upon the exercise of previously outstanding granted options under the Trust's stock option plan ("**Options**"), as more particularly described in the Information Circular of the Trust dated March 24, 2005;

NOW THEREFORE BE IT RESOLVED as an ordinary resolution that:

5. 639,034 Trust Units which have been issued since June 9, 2004 upon the exercise of 634,034 previously outstanding Rights and 162,704 Trust Units which have been issued since June 9, 2004 upon the exercise of 162,704 previously outstanding Options shall be replaced for the purposes of the Incentive Plan, and will be available for regranting thereunder.

6. Any officer or director of Trinidad is hereby authorized and directed on behalf of the Trust to sign and execute all documents and to do and perform all acts and things which he or she believes are necessary or advisable in order to give effect to this resolution, including compliance with all securities regulatory authority and stock exchange laws and regulations.

7. The directors of Trinidad may, in their discretion, revoke this resolution before it is implemented, without further notice to, or approval of, the Trust's unitholders.

SCHEDULE "C"

ORDINARY RESOLUTION OF THE UNITHOLDERS OF TRINIDAD ENERGY SERVICES INCOME TRUST (the "Trust")

RE: Approval and Ratification of the Granting of Certain Rights

WHEREAS the board of directors of Trinidad Drilling Ltd. ("**Trinidad**") conditionally granted certain rights to directors, officers, employees and consultants of Trinidad (the "**Conditional Rights**"), as more particularly described in the Information Circular of the Trust dated March 24, 2005;

AND WHEREAS, on the date hereof, the unitholders of the Trust have approved an increase in the number of Trust Units reserved for issuance under the trust unit rights incentive plan (the "**Incentive Plan**");

NOW THEREFORE BE IT RESOLVED as an ordinary resolution that:

1. The granting of an aggregate of 2,778,021 Conditional Rights to certain directors, officers, employees and consultants of Trinidad under the Incentive Plan, as more fully described in the Information Circular of the Trust dated March 24, 2005, is hereby approved, ratified and confirmed.

2. Any officer or director of Trinidad is hereby authorized and directed on behalf of the Trust to sign and execute all documents and to do and perform all acts and things which he or she believes are necessary or advisable in order to give effect to this resolution, including compliance with all security and stock exchange laws and regulations.

3. The directors of Trinidad may, in their discretion, revoke this resolution before it is implemented, without further notice to, or approval of the Trust's unitholders.

SCHEDULE "D"

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following description of the Trust's corporate governance practices is provided as required by the Toronto Stock Exchange (the "**TSX**"), with reference to guidelines adopted by the TSX in 1995. For further information on the corporate governance of the Trust and specifically, the Trust's response to the TSX guidelines on corporate governance, see the following.

Corporate Governance Guidelines Compliance Table

GUIDELINES	COMPLIANCE	COMMENTS
1. The Board should explicitly assume responsibility for the stewardship of the Trust, including:		
(a) adoption of a strategic planning process;	Yes	(a) The Board has undertaken this responsibility. The Board meets this ongoing responsibility by focusing on long-term operational and financial goals at its meetings and reviewing growth opportunities.
(b) identification of the principal risks of the Trust's business and ensuring the implementation of appropriate systems to manage these risks;	Yes	(b) The Board reviews on a continuing basis the principal risks of the business including financial, competitive and operational risks. Business arrangements to monitor and minimize risk to the Trust are reviewed at least annually by the Board and, as required, at Board meetings.
(c) succession planning, including appointing, training and monitoring senior management;	Yes	(c) Succession planning is overseen by the Board as a whole.
(d) communications policy for the Trust; and	Yes	(d) The Board oversees investor relations and reviews status reports at each meeting. The Board specifically approves all major continuous disclosure material and offering documents before they are filed or sent to unitholders, including annual information forms, information circulars, financial statements and prospectuses.
(e) integrity of the Trust's internal control and management information systems.	Yes	(e) The Audit Committee of the Board takes responsibility for internal control and management information systems. As part of the review the Audit Committee meets separately with the Trust's auditors.
2. The Board should be constituted with a majority of individuals who qualify as unrelated directors.	Yes	The Board is currently composed of seven directors (five after the Annual General and Special Meeting to be held on May 5, 2005) of which only one is related.
3. Disclosure supporting the determinations of unrelated directors in Item 2.	See Comments	The related director of Trinidad is Michael Heier, Chief Executive Officer. The Board uses the following definition of "unrelated": An "unrelated director is a director who has not been employed by, or engaged in a significant transaction with, Trinidad in the last two years.

GUIDELINES	COMPLIANCE	COMMENTS
4. The Board should appoint a committee of directors composed exclusively of outside, i.e. non-management, directors, a majority of whom are unrelated directors; with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.	Yes	The Corporate Governance & Nominating Committee, which is composed entirely of unrelated and independent directors establishes and reviews the appropriate skills and characteristics required of members of the Board, identifies and recommends to the Board, nominees to the Board, monitors and reviews Board members' education and development, and identifies and recommends individuals as various committee members.
5. The Board should implement a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.	Yes	The Corporate Governance & Nominating Committee establishes criteria for, and annually implements, an evaluation process for the Board, the Chairman, each committee and individual director to assess the effectiveness of each.
6. Existence of an orientation and education program for new recruits to the Board.	Yes	The Corporate Governance & Nominating Committee reviews, monitors and makes recommendations regarding the initial orientation and education of new members of the Board, and the ongoing education of directors.
7. Consideration of the size of the Board and the impact of the number upon effectiveness.	Yes	The Board currently consists of seven members (five after the Annual General and Special Meeting to be held May 5, 2005), which is sufficient to give diversity of opinion and to staff committees. Trinidad believes its directors provide an appropriate blend of drilling-industry specific knowledge and public company experience.
8. Adequacy and form of the compensation of directors that realistically reflects the responsibilities and risk involved in being an effective director	Yes	During the fiscal year ended December 31, 2004, the directors of Trinidad received director's fees aggregating $192,250. Directors may also participate in the Rights Plan. The Corporate Governance & Nominating Committee reviews and makes recommendations to the Board with respect to the compensation of Trinidad's directors, including equity and equity-based compensation, to ensure that directors' compensation is appropriate, and adequately reflects the responsibilities of directorship.
9. Committees of the Board should generally be composed of: (a) outside directors; and (b) a majority of whom are unrelated directors.	Yes	The Board has four committees: the Audit Committee, the Human Resources & Compensation Committee, the Corporate Governance & Nominating Committee and the Environment, Health & Safety Committee. Each of the Board committees is comprised solely of "unrelated" and "independent" directors.
10. The Board's responsibility for (or a committee of the Board's general responsibility for) developing the Trust's approach to governance issues.	Yes	The Corporate Governance & Nominating Committee has the responsibility for developing the Trust's approach to governance issues. The Committee develops and recommends to the Board for approval a set of Corporate Governance Guidelines for the Trust, and periodically reviews such Guidelines to determine whether the Guidelines remain appropriate, and shall develop and recommend to the Board for approval and changes in the Guidelines determined to be necessary or advisable. The

GUIDELINES	COMPLIANCE	COMMENTS
		Committee is responsible for the Trust's response regarding compliance with the Guidelines, recommendations or requirements of any applicable regulator or securities exchange.
11. The Board, together with the President and CEO, should develop position descriptions for the Board and the CEO, involving the definition of the limits to management's responsibilities. In addition, the Board should approve or develop the corporate objectives which the President and CEO is responsible for meeting.	Yes	The Corporate Governance & Nominating Committee reviews periodically, for Board approval, a Board manual outlining the policies and procedures by which the Board will operate and the Terms of Reference, and/or Charter for the Board, the Chairman, the CEO, individual directors and committees of the Board.
12. Establish structures and procedures to ensure that the Board can function independently of management.	Yes	Committees meet independently of Management and have the resources necessary to make independent decisions. The Corporate Governance & Nominating Committee reviews the Trust's and Trinidad's structures and procedures to ensure the Board is able to, and does, function independently of management. The Chairman of the Board, Michael E.Heier, is also the Chief Executive Officer of Trinidad. The Board does not have a "lead director".
13. (a) The Audit Committee of the Board should be composed only of outside directors.	Yes	The Audit Committee is composed of outside directors, all of whom are unrelated.
(b) The roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties.	Yes	The Audit Committee meets at least four times each year to review quarterly results. The roles and responsibilities of Audit Committee members have been reviewed with each member using the corporate governance guidelines as set out by the TSX. The Audit Committee adopted a comprehensive Charter effective May 31, 2004 setting forth the responsibilities of the Audit Committee.
(c) The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate	Yes	The Audit Committee communicates with internal and external auditors on a quarterly basis, at minimum. The Committee reviews and discusses with the independent auditor the financial statements and related management's discussion and analysis, and all disclosure documents containing significant financial information. The Committee also reviews with the independent auditor accounting and auditing principles and practices and the adequacy of internal controls and procedures for financial reporting affecting the Trust's financial statements.
(d) The Audit Committee duties should include oversight responsibility for management reporting on internal control and should ensure that management has designed and implemented an effective system of internal control.	Yes	The Audit Committee reviews the internal annual audit plans of the CFO, any findings and recommendations of the CFO, compliance with the Trust's policies and avoidance of conflicts of interest that may affect the financial statements, and the adequacy of the resources of the CFO to ensure the objectivity of the internal audit function. The Audit Committee reviews with the independent

GUIDELINES	COMPLIANCE	COMMENTS
		auditor the adequacy of internal controls and procedures for financial reporting affecting the Trust's financial statements.
14. Existence of a system which enables an individual director to engage an outside adviser at the expense of the Trust in appropriate circumstances.	Yes	The Corporate Governance & Nominating Committee ensures that there is a system that enables each committee and each director to engage separate independent counsel in appropriate circumstances, at Trinidad's expense, and is responsible for the ongoing administration of such system.
15. Decisions requiring Board approval	See Comments	The Board always makes decisions with respect to the following: financial borrowing, equity issues, budget, officers' remuneration and major expenditures pursuant to corporate policy and business strategy.
16. Establish processes to receive unitholder feedback and deal with unitholder concerns.	See Comments	The Chief Financial Officer, in conjunction with the Chief Executive Officer, has been delegated the responsibility of addressing unitholder requests and concerns. The Chief Financial Officer personally responds to all verbal and written inquiries of Unitholders.

Printed by Makeda Design and Print

TRINIDAD ENERGY SERVICES INCOME TRUST

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
TO BE HELD ON THURSDAY, MAY 5, 2005

NOTICE IS HEREBY GIVEN THAT the annual general and special meeting (the "**Meeting**") of the holders (the "**Unitholders**") of trust units (the "**Trust Units**") of Trinidad Energy Services Income Trust (the "**Trust**") will be held at the Viking Room, Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, on Thursday, May 5, 2005, at 10:00 a.m. (Calgary time), for the following purposes:

1. To receive and consider the financial statements of the Trust for the year ended December 31, 2004, together with the auditor's report thereon.

2. To nominate directors of Trinidad Drilling Ltd. for the ensuing year or until their successors are duly elected or appointed.

3. To appoint the auditors for the Trust for the ensuing year and to authorize the directors of Trinidad Drilling Ltd. to fix their remuneration.

4. To consider, and if thought appropriate, to pass a resolution in the form set forth in Schedule "A" to the Information Circular accompanying this Notice, approving the amendments to the trust unit rights incentive plan, as more fully described in the accompanying Information Circular.

5. To consider, and if thought appropriate, to pass a resolution in the form set forth in Schedule "B" to the Information Circular accompanying this Notice, approving the replacement of Trust Units which have been issued pursuant to the exercise of rights granted under the trust unit rights incentive plan and options granted under the stock option plan since the last Annual General and Special Meeting of the Trust, as more fully described in the accompanying Information Circular.

6. To consider, and if thought appropriate, to pass a resolution in the form set forth in Schedule "C" to the Information Circular accompanying this Notice, approving and ratifying the granting of certain rights under the trust unit rights incentive plan, as more fully described in the accompanying Information Circular.

7. To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying this Notice. The financial statements of the Corporation for the year ended December 31, 2004, including the auditor's report, are included in the Trust's Annual Report which is being mailed with this Notice.

Unitholders of the Trust who are unable to attend the Meeting in person are requested to date and sign the enclosed Form of Proxy and return it in the enclosed envelope. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the Trust c/o Valiant Trust Company, #310, 606 - 4 Street S.W. Calgary, Alberta, T2P 1T1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

Unitholders of record at close of business on March 28, 2005 will be entitled to vote at the Meeting. No person acquiring Trust Units after such date is entitled to vote at the Meeting or any adjournment thereof.

DATED March 24, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF
TRINIDAD DRILLING LTD.

(signed) Michael Heier
Chief Executive Officer and Director

TRINIDAD ENERGY SERVICES INCOME TRUST

INSTRUMENT OF PROXY FOR ANNUAL GENERAL AND SPECIAL MEETING OF UNITHOLDERS TO BE HELD ON THURSDAY, MAY 5, 2005

The undersigned hereby appoints Michael Heier, Chief Executive Officer of Trinidad Drilling Ltd. (the "**Corporation**") or, failing him, Brent Conway, Chief Financial Officer of the Corporation, or instead of either of the foregoing ______________________________ as proxyholder of the undersigned, with full power of substitution, to attend, vote and act for and on behalf of the undersigned at the Annual General and Special Meeting (the "**Meeting**") of the unitholders ("**Unitholders**") of Trinidad Energy Services Income Trust (the "**Trust**") to be held on Thursday, May 5, 2005, and at any adjournment of the Meeting, and on every poll that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting, with authority to vote at the proxyholder's discretion except as otherwise specified below:

Without limiting the general powers hereby conferred, the undersigned hereby directs the proxyholder to vote the trust units represented by this Form of Proxy in the following manner:

1. FOR • or WITHHOLD FROM VOTING • on the nomination of directors of the Corporation.

2. FOR • or WITHHOLD FROM VOTING • on the nomination of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Trust and to authorize the directors of the Corporation to fix their remuneration.

3. FOR • or AGAINST • **(or, if no specification made, FOR)** the resolution in the form set forth in Schedule "A" to the accompanying Information Circular of the Trust, approving the amendment of the trust unit rights incentive plan, as more fully described in the accompanying Information Circular of the Trust.

4. FOR • or AGAINST • **(or, if no specification made, FOR)** the resolution in the form set forth in Schedule "B" to the accompanying Information Circular of the Trust, approving the replacement of Trust Units which have been issued pursuant to the exercise of rights granted under the trust unit rights incentive plan and options granted under the stock option plan since the last Annual General and Special Meeting of the Trust, as more fully described in the accompanying Information Circular.

5. FOR • or AGAINST • **(or, if no specification made, FOR)** the resolution in the form set forth in Schedule "C" to the accompanying Information Circular of the Trust, approving and ratifying the granting of certain rights under the trust unit rights incentive plan, as more fully described in the accompanying Information Circular of the Trust.

This proxy is solicited on behalf of the Trust by the management of the Corporation. The Trust Units represented by this Form of Proxy will be voted, where the Unitholder has given a choice above, as directed, or, if no direction is given, FOR each of the above proposals. The person or persons appointed under this Form of Proxy are conferred with discretionary authority with respect to amendments or variations of those matters specified in this Form of Proxy and the Notice of Annual General and Special Meeting (the "Notice of Meeting") and with respect to any other matters which may be properly brought before the Meeting or any adjournment thereof. This Form of Proxy should be read in conjunction with the accompanying Notice of Meeting and Information Circular.

The undersigned hereby revokes any prior proxies.

DATED this _________ day of ____________________, 2005

____
Signature of Unitholder

____
Name of Unitholder
(Please Print)

NOTES:

1. A Unitholder has the right to appoint a person, who need not be a Unitholder, to attend and act on his or her behalf at the Meeting other than the persons designated in this Form of Proxy. This right may be exercised by inserting such other person's name in the blank space provided for that purpose and striking out the other names or by completing another proper Form of Proxy and, in either case, by delivering the completed Form of Proxy to the Trust as indicated below.

2. This Form of Proxy must be dated and executed by the Unitholder (using exactly the same name in which the trust units are registered) or by his attorney authorized in writing or, if the Unitholder is a body corporate, by a duly authorized officer or attorney thereof. A copy of any such authorization should accompany this Form of Proxy. Persons signing as executors, administrators, trustees, etc. should so indicate. If this Form of Proxy is not dated, it will be deemed to bear the date on which it was mailed to the Unitholder by the Trust.



3. In order for this Form of Proxy to be effective, it must be signed and deposited with Valiant Trust Company, #310, 606 - 4 Street S.W. Calgary, Alberta, T2P 1T1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment thereof.

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Trinidad Energy Services Income Trust
Symbol :	TDG.UN
Reporting Period:	03/01/2005 - 03/31/2005

Summary

Issued & Outstanding Opening Balance :	48,013,783	As at :	02/28/2005

Effect on Issued & Outstanding Securities

Trust Unit Option Plan	0
Unit Rights Incentive Plan	4,679
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	48,018,462

Trust Unit Option Plan

Stock Options Outstanding Opening Balance: As at :

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
Totals		0	0	0	0

Stock Options Outstanding Closing Balance: **0** As at : 03/31/2005

Unit Rights Incentive Plan

Stock Options Outstanding Opening Balance: **3,852,550** As at : 02/28/2005

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
03/31/2005	N		4,679		
Totals		0	4,679	0	0

Stock Options Outstanding Closing Balance: **3,847,871** As at : 03/31/2005

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name: Alistair Head

Phone:	403-265-6525
Email:	alistair@trinidaddrilling.com
Submission Date:	
Last Updated:	04/05/2005 15:49:08

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Trinidad Energy Services Income Trust

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
TDG.UN	.065		03/16/2005	03/31/2005	04/15/2005

Filed on behalf of the Issuer by:

Name: Alistair Head
Phone: 403-265-6525
Email: alistair@trinidaddrilling.com
Submission Date:
Last Updated: 03/17/2005 17:54:13

TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: March 16, 2005

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES CASH DISTRIBUTION FOR MARCH, 2005

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") announces that the cash distribution for the month of March 2005 to be paid April 15, 2005 for unitholders of record on March 31, 2005 will be 6.5 cents per trust unit ($0.78 per annum).

Trinidad Trust has implemented a Distribution Reinvestment Plan for the benefit of its unitholders. Participation information can be found on our website at www.trinidaddrilling.com, or Registered Unitholders may contact the undersigned or Valiant Trust Company (the Plan Agent) at: Phone: 403-233-2801; Fax: 403-233-2847; E-mail: valiantstocktransfer@telusplanet.net. Non-Registered Unitholders should contact their individual investment dealers.

Trinidad is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. The Trust has a total of 52 drilling rigs with depth ratings ranging from 1,000 to 5,500 metres and 87% of its fleet less than 5 years old. In addition to its drilling rigs, Trinidad will have 12 service rigs that are either new or have been completely retrofitted. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

Information contact:
Michael E. Heier, CEO or
Brent Conway, CFO
at 403-265-6525
e-mail: twood@trinidaddrilling.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

TRINIDAD

ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: March 28, 2005

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES $65.0 MILLION DOLLAR U.S. EXPANSION

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") ("Trinidad" or the "Trust") is pleased to announce the construction of six new diesel electric triple drilling rigs to be deployed into the United States. The new rigs include two 1,500 horsepower (6,000 metres) rigs and four 1,000 horsepower (5,000 metres). Each of the new rigs are backed by take or pay contracts which provide for committed days and drilling rates over three years. The rigs have been commissioned and the first two will begin drilling during the third quarter of 2005. An additional two rigs will be added in the fourth quarter of 2005 and the final two in the first quarter of 2006. The total capital costs of the construction will be approximately $ 65.0 million and will be funded from internal cash flow and use of the Trust's debt facility. As part of the financing for this investment Trinidad expanded its debt facility with banking syndication to $165.0 million (CDN).

With its operational performance in Canada, Trinidad has been asked to provide additional capacity to the United States from our existing customer base. Trinidad's investment in new drilling rig technology is improving the efficiency of the entire drilling operation for Trinidad's customers. Trinidad's ability to provide new and innovative drilling rigs operated by strong operational personnel has continued to provide Trinidad with opportunities to add incremental drilling capacity. Trinidad's expansion into the United States will provide access to a drilling market where utilization is not as dependent on weather conditions. Trinidad's growth strategy is focused on providing our unitholders with enhanced distribution capabilities adding to the stability of distributable cash flow for the Trust. This new rig construction program will achieve both for Trinidad's unitholders.

Trinidad is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. Trinidad has 52 drilling rigs ranging in depths from 1,000 to 5,500 metres with 87% of its fleet less than 5 years old. The Trust also currently has 8 service rigs and will have 12 service rigs that are either new or have been completely retrofitted. Our drilling fleet is known to be one of most modern, adaptable and competitive in the industry.

For further information please contact:

Michael Heier, Chairman or Brent Conway, Chief Financial Officer
at 403.265.6525
Fax: 403.265.4168
E-mail: twood@trinidaddrilling.com